Exhibit (H)(4)

BRAND LICENSE AGREEMENT

THIS BRAND LICENSE AGREEMENT (this “Agreement”) is entered into effective as of May 24, 2007 (the “Effective Date”), by and between CNL INTELLECTUAL PROPERTIES, INC., a Florida corporation (“Licensor”) and THE CNL FUNDS, a Delaware statutory trust (“CNL Funds”) (CNL Funds is also referred to herein as “Licensee”).

Recitals

A. Licensor is an indirect wholly-owned subsidiary of CNL Holdings, Inc., a Florida corporation (“CNL Holdings”).

B. Licensee is a mutual fund that offers its shares in separate investment portfolios (each a “Portfolio”, and collectively, the “Portfolios”) (Licensee’s mutual fund business hereinafter referred to as “Licensee’s Business”).

C. Licensor is the owner of the name and mark “CNL” and various other intellectual property and materials which together constitute the brand image and language by which Licensor is known to the public. Licensor’s various other intellectual property and materials, include, but are not limited to: proprietary management systems, trade names, corporate names, service marks, tag lines and descriptors, domain names, designs, typography, color palettes, internet sites, stationery, signage, promotional items, advertising and marketing materials, tradeshow booths, sponsorships, events, press releases, quarterly and annual reports, presentations, awards, photography, forms, electronic media and product names (the mark “CNL” and the various other intellectual property and materials which together constitute the brand image and language by which Licensor is known to the public are herein collectively referred to as, the “Brand Content”).

D. Among the components of the Brand Content are the service marks listed on Appendix A hereto for the services indicated on Appendix A and the United States service mark registrations and applications for registration listed on Appendix A attached hereto (collectively, the “Marks”).

E. Licensee wishes to obtain a non-exclusive license for it to use the Brand Content, including, without limitation, the Marks in connection with Licensee’s Business, and Licensor is willing to grant to Licensee a non-exclusive license to use the Brand Content, including, without limitation, the Marks, in connection with Licensee’s Business provided that Licensee agrees to comply (and cause the Portfolios to comply) at all times throughout the Term (as defined in Section 4.A. below) of this Agreement with the terms and conditions of this Agreement.

F. Licensor licenses some or all of the Brand Content to various entities that are affiliated with CNL Holdings or that are advised or managed by an affiliate of CNL Holdings.

G. Licensee and CNL Fund Advisors Company, a Florida corporation and an affiliate of CNL Holdings (the “Advisor”), have entered into an Advisory Agreement dated as of May 24, 2007 (the “Advisory Agreement”), whereby CNL Fund Advisors Company provides certain advisory and investment management services to Licensee.

H. While the entities to which Licensor licenses some or all of the Brand Content have a separate legal identity and operations from that of Licensor, it is vital to the culture, reputation, systems and manner of conducting business of Licensor and its Affiliates (as defined in Section 8.A.(2) below) that the entities to which Licensor licenses some or all of the Brand Content comply with certain policies and standards and other requirements established by Licensor pursuant to this Agreement. Licensee acknowledges that the uniform administration of such policies, standards and requirements among Licensee and other entities in a like or similar position to that of Licensee is necessary to uphold (1) the value associated with the culture, reputation, systems and manner of conducting business of Licensor and its Affiliates; (2) the value of the Brand Content to Licensor; and (3) the value of the Brand Content to Licensee and other entities in like or similar position to that of Licensee, and Licensee also acknowledges that the failure to require such compliance and uniform administration may damage the value of the Brand Content to Licensor, its Affiliates, Licensee and such entities in like or similar position to that of Licensee.

I. Licensor would not be willing to provide or cause to be provided the Brand Content to Licensee without the agreement of Licensee to comply at all times during the Term of this Agreement with, and to cause the Portfolios to comply at all times during the Term of this Agreement with, the Policies & Standards (as defined in Section 2.B. below) and the other terms and conditions of this Agreement.

J. Licensee is therefore willing at all times during the Term of this Agreement to comply with, and to cause the Portfolios to comply at all times during the Term of this Agreement with, the Policies & Standards and the other terms and conditions of this Agreement.

Operative Terms

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1.	GRANT.

A. Licensor grants to Licensee during the Term of this Agreement a non-exclusive license to use the Brand Content, including, without limitation, the Marks and Licensor’s proprietary management systems in connection with Licensee’s Business only. Such license may not be assigned, pledged, encumbered or otherwise transferred by Licensee, voluntarily or involuntarily, by operation of law or otherwise, without Licensor’s prior written consent, and any attempt to do so will immediately void the license granted under this Agreement.

B. Licensor does not grant to Licensee, and nothing in this Agreement shall be construed as granting to Licensee, the right to license, sublicense or authorize others to use the Brand Content.

C. During the Term of this Agreement, Licensor shall have the sole and absolute right to grant other non-exclusive licenses of some or all of the Brand Content to other entities not affiliated with Licensee.

D. Licensor shall not charge Licensee any fee or other compensation for the use of the Brand Content pursuant to the terms of this Agreement.

2.	QUALITY CONTROL.

A. Licensor and its Representatives (as defined in Section 8.A.(5) below) shall have the right to oversee the use of the Brand Content by Licensee and the Portfolios.

B. Licensee acknowledges that Licensor has provided to Licensee certain policies and standards necessary for the preservation of the culture, reputation, systems and manner of conducting business of Licensor and its Affiliates and the value associated with the Brand Content, and Licensee acknowledges by its execution of this Agreement that Licensee has received and reviewed those policies and standards as of the Effective Date. Furthermore, Licensee acknowledges that Licensor shall have the right from time to time, in its sole and absolute discretion, to adopt new policies and standards or amend any existing policies and standards. Licensor shall give notice to Licensee by electronic transmission or other means of any subsequently adopted or amended policies and standards and, if requested by Licensor, Licensee shall promptly execute and deliver to Licensor, in the manner requested by Licensor, an acknowledgment of Licensee’s receipt and review of any subsequently adopted or amended policies and standards issued by Licensor (the policies and standards described in this Section 2.B., together with any subsequently adopted policies and standards, and any amendments to such policies and standards, are collectively called the “Policies & Standards”).

C. Licensee shall comply at all times during the Term of this Agreement with, and shall cause the Portfolios to comply at all times during the Term of this Agreement with, the Policies & Standards.

D. Licensee shall (1) provide to each employee, officer and independent contractor of Licensee a copy of those portions of the Policies & Standards (the “Relevant Policies & Standards”) that are specified by Licensor as being applicable to such employees, officers and contractors or categories of employees, officers and contractors, and (2) require that each such employee, officer and contractor acknowledge, either electronically or via a written instrument in such form as is acceptable to Licensor, such individual’s receipt and review of the Relevant Policies & Standards and such individual’s agreement to comply with the Relevant Policies & Standards. Upon the request of Licensor from time to time, Licensee shall provide or cause to be provided to Licensor copies of the acknowledgments and agreements.

E. Licensee shall have the right to adopt additional policies and standards (“Licensee’s Policies”) that do not conflict with the Policies & Standards. If any of Licensee’s Policies conflict at any time with any of the Policies & Standards, Licensee shall, whether or not Licensor has given Licensee notice of such conflict, immediately discontinue use of such conflicting Licensee’s Policies. Without limiting the effect of the immediately preceding sentence, Licensor’s notice to Licensee of any conflict shall be deemed to constitute conclusive and incontrovertible evidence that such conflict exists.

F. Licensor and Licensor’s Representatives shall have the right, at all times during normal business hours and upon prior notice to Licensee, to enter the premises of Licensee; inspect and make copies of the books and records of Licensee that may be relevant as to present or past compliance or non-compliance with the Policies & Standards and the other terms and conditions of the this Agreement; interview any directors, officers, employees, agents, contractors and advisors of Licensee; and otherwise ascertain whether Licensee is and at all times during the Term of this Agreement has been in compliance with the Policies & Standards and other terms and conditions of this Agreement. The inspection rights granted in this Section 2.F. shall include, without limitation, the right of Licensor and its Representatives to initiate a third-party audit of Licensee to determine compliance or non-compliance with the Policies & Standards and the other terms and conditions of this Agreement.

G. Licensee shall not make or use any modification to any of the Brand Content without the prior express written approval of Licensor, which approval may be granted or denied at Licensor’s discretion.

H. Licensee will use the Marks and other Brand Content solely in connection with Licensee’s Business and materials relating to Licensee’s Business (collectively, the “Services”).

I. All services and products, if any, sold by Licensee shall comply with the Policies & Standards and the other terms and conditions of this Agreement.

J. If Licensee desires to use the designation “CNL” as a part of its identification including, without limitation, in the name of a corporation or other entity, the name of a Portfolio, or the name of a product or service, Licensee shall, not less than thirty (30) days prior to the formation of any such entity or any such new use, submit to Licensor a detailed statement as to the proposed use. Licensee may use such designation only to the extent that Licensor has given Licensee prior written consent.

K. At least ten (10) business days prior to any distribution or use of any materials using or containing the Brand Content by Licensee in connection with the promotion, sale or performance of Licensee’s Business, Licensee will permit Licensor and Licensor’s Representatives to inspect the materials and all other records relating to Licensee’s Business; provided, however, that nothing in the foregoing provision shall prohibit Licensee from distributing or using any materials prior to such inspection by Licensor if such distribution or use is required by applicable law, rule or regulation, or the written advice of Licensee’s legal counsel, under circumstances that do not permit such advance inspection by Licensor. In such event Licensee shall use its best efforts to provide such materials to Licensor for inspection as soon as reasonably practical under the circumstances.

L. Licensee shall add Licensor to all mailing lists and survey lists including, without limitation, mass mailings and surveys to stockholders, customers, clients, vendors, and others.

M. At least ten (10) business days prior to the use of any Brand Content in any printed media, electronic media or any other format, Licensee shall provide to Licensor proofs of materials showing the proposed use of the Brand Content and documentation demonstrating ownership by Licensor or Licensee of the copyright in the materials. Licensor shall have the right to review and, in its sole discretion, approve or reject such use of the Brand Content; provided, however, that nothing in the foregoing shall prohibit Licensee from distributing or using any materials prior to obtaining Licensor’s approval if such distribution or use is required by applicable law, rule, or regulation, or the written advice of Licensee’s legal counsel, under circumstances that do not permit such advance review and approval by Licensor. In such event Licensee shall use its best efforts to provide such materials to Licensor for such review and approval as soon as reasonably practical under the circumstances.

3.	OWNERSHIP.

A. Licensee acknowledges and agrees that the Brand Content including, without limitation, the Marks and the goodwill associated with the Brand Content, is the exclusive property of Licensor and can be used only with Licensor’s prior written license or consent.

B. Licensee further acknowledges and agrees that Licensee will not at any time do, or cause to be done, any act or thing contesting or in any way impairing or intending to impair the validity of or Licensor’s exclusive right, title and interest in the Brand Content.

C. Licensee will not register or apply to register, in any country, state or other jurisdiction, any part or component of the Brand Content, including, without limitation: (1) the Marks, either alone or in combination with any other words or designs; or (2) the copyrights in any materials containing any of the Brand Content.

D. Licensee will not in any manner represent that it owns the Brand Content or any part or component of the Brand Content, and Licensee hereby acknowledges that the use of the Brand Content by Licensee shall not create any right, title, or interest in or to the Brand Content in favor of Licensee, but that all use by Licensee of the Brand Content shall inure to the sole benefit of Licensor. If Licensee uses any part or component of the Brand Content on any expansion of the Services (as defined in Section 2.H above) in violation of this Agreement, Licensee shall execute and deliver to Licensor an assignment of all rights, if any, that Licensee might have in the Brand Content with respect to such expansion of the Services together with the goodwill associated with the Brand Content for such expansion of the Services.

E. Licensee further acknowledges that as a licensee of the Brand Content, Licensee will receive confidential information with respect to and benefit from the proprietary management systems and other trade secrets developed by Licensor or one or more of its Affiliates. Accordingly, Licensee further acknowledges and agrees that the proprietary management systems and other trade secrets disclosed by Licensor are the sole and exclusive property of Licensor and its Affiliates, and upon the termination of this Agreement Licensee shall have no interest in or right to use any of said proprietary management systems and other trade secrets or any of the other Brand Content, including, but not limited to, the Policies & Standards.

4.	TERM AND TERMINATION.

A. Unless earlier terminated in accordance with the terms of this Section 4, the initial term of this Agreement shall commence on the Effective Date and continue until May 23, 2008

(the “Initial Term”). Thereafter, this Agreement shall automatically renew for consecutive periods of one (1) year each after the expiration of the Initial Term (each, a “Renewal Term” and collectively, the “Renewal Terms”; the Initial Term together with any Renewal Terms being called the “Term”) unless either party hereto gives the other party written notice of termination at least ninety (90) days prior to the end of the current Term.

B. Either party may terminate this Agreement upon giving written notice to the other party in the event that the other party:

(1)	Becomes insolvent, makes a general assignment for the benefit of its creditors, or if a voluntary or involuntary petition under the federal Bankruptcy Act is executed regarding the other party; or

(2)	Is in breach of or in default under this Agreement and, except as otherwise provided in Sections 5.B and 5.C below, such breach or default has continued for a period of forty-five (45) days after the terminating party gives written notice specifying such breach or default to the other party.

C. Notwithstanding Section 4.B above, Licensor may terminate this Agreement upon ninety (90) days prior written notice to Licensee in the event that any of the following events occur:

(1)	a merger, consolidation or reorganization of Licensee with one or more other corporations, partnerships, trusts, or other organizations or entities (individually, an “Entity” and collectively, “Entities”) in which Licensee is not the surviving Entity (other than a merger, consolidation or reorganization of Licensee effective for the sole purpose of changing the jurisdiction of its organization, which shall not be grounds for terminating this Agreement);

(2)	a sale of all or substantially all of the assets of Licensee to one or more individuals or Entities who are not an Affiliate of Licensee;

(3)	the Advisory Agreement (as defined in section G of the Recitals above), as it may be amended, modified, or renewed from time to time, is terminated or not renewed for any reason unless immediately following such termination or non-renewal the Advisor (as defined in section G of the Recitals above) or its affiliate is providing advisory and investment services to Licensee under a new advisory agreement;

(4)	the termination, dissolution or liquidation of Licensee; or

(5)	the acquisition by any individual or Entity (or group of related or affiliated individuals and/or Entities) of direct or indirect beneficial ownership of Licensee’s shares representing fifty percent (50%) or more of the voting power of Licensee.

D. Sections 5.F., 6, 8, 9, 10 and 11 of this Agreement shall survive any termination of this Agreement.

E. A termination of this Agreement shall not excuse any failure to perform or breach of this Agreement by Licensee, and Licensor shall be entitled to all remedies under this Agreement and at law or equity with respect to such failure or breach.

5.	BREACH BY LICENSEE AND REMEDIES.

A. If Licensor in good faith determines that Licensee has failed to comply with any of the Policies & Standards or any other terms and conditions of this Agreement, Licensor shall give Licensee written notice of such failure and demand that Licensee, within forty-five (45) days after the giving of such notice and demand, correct the failure or cause the failure to be corrected and submit evidence of such correction satisfactory to Licensor in its reasonable discretion.

B. In the event that within the applicable period after Licensor has given the written notice and demand described in Section 5.A., Licensee has not corrected such failure or caused such failure to be corrected and submitted evidence of such correction to Licensor, Licensor may take any of the following actions in its sole and absolute discretion:

(1)	enforce the remedies for such failure as outlined in the applicable section of the Policies & Standards that has been violated;

(2)	demand and enforce correction or revision of materials which include the Brand Content that are not in compliance with the Policies & Standards;

(3)	at Licensee’s expense, initiate a third-party audit of the operations of Licensee to ensure compliance with the Policies & Standards and the other terms of this Agreement; or

(4)	terminate this Agreement upon written notice to Licensee.

C. Notwithstanding the foregoing, if Licensee fails to comply with the same individual policy or standard from the Policies & Standards three (3) or more times during any calendar year or in the event of three (3) or more material misuses of the Brand Content by Licensee in any six (6) month period and Licensee has in each instance received written notice of such breach or failure to comply from Licensor in accordance with Section 5.A. above, whether or not any or all of such failures have been cured within the applicable period described in Section 5.A., Licensor may upon the fourth (4th) such failure to comply or misuse terminate this Agreement upon thirty (30) days written notice to Licensee.

D. The remedies set forth in this Section 5.B. and 5.C. are not in limitation of but are in addition to any equitable remedies that may be available to Licensor under Section 5.F.

E. Upon termination of this Agreement in any manner provided herein, Licensee will immediately and permanently discontinue all use of the Brand Content, including, without limitation, the Marks; any corporate identification using the designation “CNL” whether obtained under Section 2.J. above or otherwise; the Policies & Standards and any proprietary management systems or other trade secrets; and refrain from using any other mark, name, design, or any other designation confusingly similar to the designation “CNL” or to any of the other Brand Content.

F. Licensor and Licensee acknowledge and agree that a breach or threatened breach by Licensee, any of the Portfolios, or any of their Representatives of any of the terms or conditions contained in this Agreement will cause immediate and irreparable harm and damage to Licensor and that monetary damages will be inadequate to compensate Licensor for such breach. Accordingly Licensor and Licensee agree that Licensor shall, in addition to any other remedies available to it at law or in equity, be entitled, without posting bond or other security, to an injunction from any court of competent jurisdiction enjoining and restraining any breach or threatened breach of the terms or conditions of this Agreement by Licensee, any of the Portfolios or any of their Representatives.

6.	INSURANCE; INDEMNITY.

A. Except to the extent, if any, otherwise expressly provided in this Agreement, Licensor assumes no liability to Licensee or to third parties with respect to the mutual fund shares, products and services advertised and sold by Licensee under or using the Brand Content.

B. During the term of this Agreement Licensee shall maintain in full force and effect all commercially reasonable necessary liability insurance coverage for itself and the Portfolios. Upon the written request of Licensor, Licensee shall furnish Licensor with a certificate or certificates of insurance evidencing such coverage. Licensee shall notify Licensor in advance of any termination, cancellation, non-renewal or material modification of any such insurance coverage.

C. Licensee agrees to indemnify and hold Licensor, its Affiliates, and their Representatives harmless from any and all damages, losses, costs, and liabilities (including, without limitation, legal fees and the cost of enforcing this indemnity, whether prior to, during or after trial, on appeal or in bankruptcy proceedings) which it or they may suffer or incur, that have arisen out of, resulted from or are connected to: (1) any claims, actions, or lawsuits by third parties against Licensor, its Affiliates, or any of their Representatives involving or arising from the mutual fund shares, products and services advertised and sold by Licensee to the extent not directly attributable to any fault of Licensor, its Affiliates, or its Representatives; (2) any disclosure or use of Confidential Information (as defined in Section 8.A.(1) below) by Licensee or any of Licensee’s Representatives that is not permitted under the terms of Section 8 of this Agreement; (3) the failure by Licensee to comply with any of the Policies & Standards; or (4) a breach of or other failure by Licensee to comply with any of the terms or conditions of this Agreement.

7.	INFRINGEMENT.

A. Licensee shall promptly notify Licensor of any conflicting use or infringement of any of the Brand Content of which Licensee may become aware and will cooperate with Licensor in every reasonable way to prosecute all acts or conduct that Licensor may deem necessary or advisable to protect the validity and exclusivity of Licensor’s rights in the Brand Content. Licensee will not take action independently of Licensor to prosecute any such acts or conduct without obtaining the prior, express, written approval of Licensor.

B. In the event that an unauthorized third-party uses the Brand Content, or any portion thereof, and such use is brought to Licensor’s attention by Licensee, Licensor will take steps to abate such use at Licensor’s expense if Licensor, after investigation and evaluation of such unauthorized use, concludes in its sole discretion that such use constitutes an infringement of its rights to the Brand Content and that there is a reasonable probability of success in taking action to abate such infringement.

8.	CONFIDENTIALITY.

A. For purposes of this Agreement: (1) “Confidential Information” means the Policies & Standards, Licensor’s proprietary management systems and all trade secrets or other confidential or proprietary information, financial or otherwise, about the business, affairs, and assets of Licensor or its Affiliates whether or not any such documents, information, or materials are marked “confidential” or “proprietary”; (2) “Affiliate” means any entity that controls, is controlled by, or is under common control with another person or entity; (3) the term “control”, including the terms “controlling”, “controlled by” and “under common control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether though the ownership of voting shares, by contract, or otherwise; and (5) “Representative” means the employees, contractors, agents, directors, officers, legal counsel, accountants and financial advisors of a party.

B. Licensee, the Portfolios, and their Representatives shall not disclose or use any Confidential Information which is furnished, or to be furnished, to any of them by Licensor, its Affiliates or any of their Representatives at any time or in any manner other than as permitted by this Agreement.

C. Notwithstanding the prohibition in Section 8.B., Licensee shall be entitled to disclose Confidential Information: (1) to its Representatives to the extent necessary to permit Licensee, the Portfolios and their Representatives to conduct Licensee’s Business; (2) to the extent such information becomes lawfully part of the public domain or is obtained by Licensee or any of its Representatives from a third-party other than in violation of this Agreement or any agreement with Licensor or its Affiliates; or (3) as compelled or required by a valid subpoena or other legal mandate; provided, however, in the event that Licensee, any of the Portfolios, or its Representatives receives such a subpoena or other legal mandate, it shall provide Licensor with prompt written notice of same as far in advance as practicable of the date such party is required to make such disclosure so that Licensor or any of its Affiliates may seek an appropriate protective order for the Confidential Information or waive compliance with the provisions of Section 8.B. However, if in the absence of a protective order or the receipt of a waiver hereunder, Licensee, any of the Portfolios or any of their Representatives is nonetheless, in the written opinion of Licensee’s legal counsel, so compelled to disclose the Confidential Information, such entity or Representative may disclose only that portion of the Confidential Information that is, based on the written advice of its legal counsel, legally required to be disclosed.

D. Upon a termination of this Agreement for whatever reason, Licensee shall promptly return, in the manner directed by Licensor, all of the Confidential Information that has been furnished to Licensee or to any of the Portfolios; Licensee shall promptly destroy copies of all documents or materials in the possession or control of Licensee, the Portfolios, or their Representatives that contain Confidential Information or portions of Confidential Information, in whatever form or medium such copies or portions are contained, whether tangible, electronic, or otherwise; and Licensee shall timely furnish to Licensor a written certificate to the reasonable satisfaction of Licensor certifying that such destruction has taken place.

9.	DISPUTE RESOLUTION.

A. In the event of any dispute or claim between Licensor and Licensee under this Agreement, the procedures set forth in this Section 9 shall govern. The claimant shall give to the other party written notice of such dispute and reasonable details of such dispute to the extent known by the claimant.

B. Within ten (10) days after notice of such dispute is given to the other party, a Representative of each party shall meet in an effort to resolve the dispute.

C. In the event that the Representatives of the parties are unable to resolve the dispute at such meeting, then within fifteen (15) days after such meeting, the chief executive officers of each of the parties shall meet in person or speak with each other by telephone in an effort to resolve the dispute.

D. In the event that the dispute is not resolved under the procedure set forth above, either party may commence arbitration proceedings pursuant to Section 10. The procedures of this Section 9 must be followed as a condition precedent to the commencement of arbitration proceedings with respect to such dispute; provided, however, that equitable relief may be sought pursuant to Section 5.F. at any time whether or not the dispute resolution procedures of this Section 9 have been followed.

10.	ARBITRATION.

Except as provided in Section 5.F. above regarding equitable relief, all disputes between the parties or any claims concerning the performance, breach, construction or interpretation of this Agreement, or in any manner arising out of this Agreement, shall, following the failure to resolve such dispute or claim pursuant to Section 9 above, be submitted to binding arbitration in accordance with the Commercial Arbitration Rules, as amended from time to time, of the American Arbitration Association (the “AAA”), which arbitration shall be carried out in the manner set forth below:

(1)

Within fifteen (15) days after written notice by one party to the other party of its demand for arbitration, which demand shall set forth the name and address of its designated independent arbitrator, the other party shall appoint its designated independent arbitrator and so notify the demanding party. Within fifteen (15) days thereafter, the two arbitrators so appointed shall appoint the third independent arbitrator. If the two appointed arbitrators cannot agree on the third arbitrator within said fifteen (15) day period, then the AAA shall appoint an independent arbitrator as the third arbitrator. The dispute shall be heard by the arbitrators within ninety (90) days after appointment of the third arbitrator. The decision of at least two of the arbitrators shall be binding upon the parties, and their successors and assigns, without any right of appeal.

(2)	The arbitration proceedings shall take place in Orlando, Florida. Judgment upon any award rendered by the arbitrators may be entered into any court having competent jurisdiction without any right of appeal.

(3)	Each party shall pay its own expenses of arbitration, and the expenses of the arbitrators and the arbitration proceeding shall be shared equally. However, if in the opinion of a majority of the arbitrators any claim or defense was unreasonable, then the arbitrators may assess, as part of their award, all or any part of the arbitration expenses of the other party (including reasonable attorneys’ fees and costs) and of the arbitrators and the arbitration proceeding.

11.	GENERAL PROVISIONS.

A. This Agreement and all questions of interpretation, construction and enforcement hereof, and all controversies hereunder shall be governed by the laws of the State of Florida without regard to conflicts of interests rules or principles that could result in the application of the laws of any other jurisdiction.

B. No waiver of any provision or any default by any party shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver by any party shall be binding unless executed in writing by such party.

C. All notices, consents and other communications under this Agreement (other than Licensor’s transmission of the Policies & Standards) must be given by facsimile; hand delivery; United States certified mail, return receipt requested, postage prepaid; or by an overnight commercial courier service, addressed as follows:

If to Licensor:

CNL Intellectual Properties, Inc

CNL Center at City Commons

450 South Orange Avenue – 14th Floor

Orlando, Florida 32801-3336

Attention: President

Facsimile: (407) 650-1543

If to Licensee:

The CNL Funds

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801-3336

Attention: Paul S. Saint-Pierre

Facsimile: (407) 423-2894

Any party may change its address for purposes of this Section by giving the other parties written notice of the new address in the manner set forth above. Any notice given as set forth in this Section 11.C. will be effective on the day of hand delivery, two (2) business days after mailing, the next business day if sent by overnight commercial courier service, or the day of receipt by the other party if given by facsimile letter (or the next business day if the day of receipt is not a business day).

D. This Agreement and Appendix A constitute the entire agreement between the parties pertaining to this subject matter and supersedes all prior and contemporaneous agreements, representations and understandings of the parties. No supplement, modification or amendment to this Agreement shall be binding unless executed in writing by all of the parties.

E. In the event any term or provision of this Agreement shall be held illegal, unenforceable or inoperative as a matter of law, the remaining terms and conditions of this Agreement shall remain in full force and effect if the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable.

F. Time is of the essence of this Agreement.

G. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

H. In the event of any conflict between the terms of this Agreement and the Policies & Standards, this Agreement shall control.

I. Licensee shall not assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of Licensor, which consent may be granted or withheld in the sole and exclusive discretion of Licensor; provided, however, that Licensee may delegate any or all of its duties under this Agreement to Advisor (as defined in section G of the Recitals above) by written instrument. This Agreement shall be binding on the parties to this Agreement and their successors and permitted assigns.

J. The captions used in this Agreement are intended solely for reference and shall not be used to interpret any of the terms or conditions of this Agreement.

K. Notwithstanding any other provision of this Agreement, the parties hereto agree that no trustee or shareholder of Licensee shall be personally liable for any debts, liabilities, obligations, or expenses incurred by, or contracted for, Licensee under this Agreement when acting in the capacity of trustee or shareholder, as the case may be.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement effective as of the date first written above.

Licensor:

CNL Intellectual Properties, Inc.

By:	/s/ Carolyn B. Gosselin
Name:	Carolyn B. Gosselin
Title:	Senior Vice President and Chief Communications Officer

Licensee:

The CNL Funds

By:	/s/ J. Grayson Sanders
Name:	J. Grayson Sanders
Title:	President

APPENDIX A

REGISTRATIONS

Mark	Services	Reg. No.	Issue Date
CNL	Providing financial services, namely, providing real estate leaseback financing to others, as well as investing funds for others	1,478,007	2/23/88
APPLICATIONS
Mark	Services	Serial No.	Filing Date
Squares within Squares Design	Business strategic planning and consulting services; planning and consulting services in the development and growth of new businesses, particularly technology and e-commerce businesses; real estate investment, brokerage, consulting and management services; real estate investment trust services; mortgage and commercial financing services; investment and commercial banking services; broker/dealer services in the field of investment securities, franchise, mortgage, mergers and acquisitions, real estate and investment advisory services; financial advisory services; insurance underwriting, brokerage and agency services in the field of commercial liability, casualty and property; real estate development services; educational services, namely classes, workshops and seminars in the field of business and project management, computer software and information systems, word processing, research skills, human resources and personnel, insurance, finance, mergers and acquisitions, organizational development, public speaking and communication, real estate, and sales and marketing.	75/827923	10/21/99

CNL & Squares within Squares Design	Business strategic planning and consulting services; planning and consulting services in the development and growth of new businesses, particularly technology and e-commerce businesses; real estate investment, brokerage, consulting and management services; real estate investment trust services; mortgage and commercial financing services; investment and commercial banking services; broker/dealer services in the field of investment securities, franchise, mortgage, mergers and acquisitions, real estate and investment advisory services; financial advisory services; insurance underwriting, brokerage and agency services in the field of commercial liability, casualty and property; real estate development services; educational services, namely classes, workshops and seminars in the field of business and project management, computer software and information systems, word processing, research skills, human resources and personnel, insurance, finance, mergers and acquisitions, organizational development, public speaking and communication, real estate, and sales and marketing.	75/827922	10/21/99

CNL	Business strategic planning and consulting services; planning and consulting services in the development and growth of new businesses, particularly technology and e-commerce businesses; real estate investment, brokerage, consulting and management services; real estate investment trust services; mortgage and commercial financing services; investment and commercial banking services; broker/dealer services in the field of investment securities, franchise, mortgage, mergers and acquisitions, real estate and investment advisory services; financial advisory services; insurance underwriting, brokerage and agency services in the field of commercial liability, casualty and property; real estate development services educational services, namely classes, workshops and seminars in the field of business and project management, computer software and information systems, word processing, research skills, human resources and personnel, insurance, finance, mergers and acquisitions, organizational development, public speaking and communication, real estate, and sales and marketing.	75/827921	10/21/99

Square Network	Distribution of information on a wide variety of subjects over a computer network, in International Class 42.	78/408,433	04/27/04	(F)